Exhibit 99.3 -- Letter to Shareholders

                       CLINICAL TRIALS ASSISTANCE CORPORATION
                             2078 Redwood Crest
                              Vista, CA  92083

                                                 November 11, 2002



To the Shareholders of Clinical Trials Assistance Corporation

Dear Shareholders:

I, Kamill Rohny am the sole officer and director of Clinical Trials Assistance Corporation, a Nevada Corporation, which is a developmental stage corporation designed to provide patient recruitment services to physicians conducting clinical research studies.

I attest that I have the use of facilities to conduct the operations of Clinical Trials Assistance Corporation without the expense to the company and its shareholders. Said differently, I intend to make these facilities available at no cost to the Company.

As a development stage Company, the Company does not have the funds, at this time, to pay for its own office space. This arrangement will continue until the Company can generate net profits from operations for three consecutive Quarters. If that event should take place, the Company will be ready to grow into larger facilities, and my arrangement to provide free office space to the Company will most likely cease.

Further, this agreement cannot be unilaterally terminated, until the above financial conditions are achieved.

                                      Sincerely,

                                      /s/ Kamill Rohny
                                      ----------------------------
                                      Kamill Rohny
                                      Sole Officer and Director


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